Exhibit 99.1

YAMANA GOLD PROVIDES AN UPDATE ON STRATEGIC INITIATIVES RELATING TO NON-CORE ASSETS

TORONTO, ONTARIO, December 10, 2014 ─YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced the advancement of strategic initiatives relating to non-core Brazilian assets including Fazenda Brasileiro, C1 Santa Luz and Pilar, and its 100% owned Agua Rica project (“Agua Rica” or “Project”).

“Our focus remains on our core portfolio of assets. These cornerstone assets are our best contributors to cash flow, hold most of our production and best costs, and have significant upside and potential. However, we have the potential to unlock additional value through the advancement of ongoing strategic initiatives in our secondary portfolio holding of our non-core assets,” commented Peter Marrone, Chairman and Chief Executive Officer. “We have advanced plans to corporately segregate a number of our more modest Brazilian assets and we will now take a longer term and disciplined approach to looking at strategic alternatives designed to maximize their potential and longer term value creation. In addition, at Agua Rica, we are continuing to demonstrate its impressive potential and significant mineral wealth in a mining friendly jurisdiction as we continue to explore various ways to realize the value this project represents.”

NON-CORE BRAZILIAN ASSETS

The Company has made significant progress in separating its core and non-core portfolios and, in the case of the latter, improving the prospects for certain previously underperforming assets that have yet to reach their potential, notably Pilar and C1 Santa Luz. To this end, the Company is advanced in the process of structuring its intercorporate holdings to form a new subsidiary company, Brio Gold Inc. (“Brio Gold”) that will hold Fazenda Brasileiro, Pilar and C1 Santa Luz as well as some related exploration concessions, all of which are currently held as non-core assets within Yamana.

Starting in 2015, this new Yamana subsidiary and the operational management, optimization and improvement of its assets will be led by Gil Clausen as Chief Executive Officer. Mr. Clausen is an experienced mining executive with over 30 years of experience in both executive and operational roles within the base and precious metals industry. He most recently held the position of President and Chief Executive Officer of Augusta Resource Corporation (“Augusta”), which was acquired earlier in 2014. Mr. Clausen will be joined by Joseph Longpré as Chief Financial Officer, Lance Newman as Vice President, Technical Services, and Mark Stevens, as Vice President, Exploration, who all most recently held executive positions at Augusta, to form the senior management team given the mandate to maximize value for Yamana and its shareholders from these assets.

(All dollar amounts are expressed in United States dollars unless otherwise specified.)

“We are delighted to invite Gil and his management into Brio Gold,” said Mr. Marrone. “We believe this new management will carry on Yamana’s efforts at operating, improvement and optimizing our secondary portfolio of non-core assets which will allow Yamana to focus on its core portfolio while also providing oversight and direction to management of the non-core portfolio. This approach segregates our portfolios, better focuses our efforts, reduces our overall costs and allows us in the fullness of time to evaluate how to best maximize value for our non-core portfolio. We are delighted also with the third party technical endorsement of the non-core portfolio and now we will prudently and over time evaluate our various options.”

Brio Gold is expected to initially produce more than 130,000 ounces of gold annually from Fazenda Brasileiro and Pilar. At C1 Santa Luz, Brio Gold management will continue the process started by Yamana to evaluate several identified metallurgical processes with the objective of improving recoveries. C1 Santa Luz has the potential to produce upwards of an additional 100,000 ounces of gold per year with a successful modification to its processing circuit bringing Brio Gold’s expected annual production to more than 230,000 ounces of gold. In addition, further increases in production levels and improved costs are expected with the development of the Maria Lazarus deposit at Pilar and the additional significant exploration potential that exists in the surrounding land packages associated with these three assets.

Although this company will initially be a 100% owned subsidiary, Yamana is entrusting Brio Gold’s management to both manage these assets and evaluate various strategic alternatives with respect to Brio Gold. All of these efforts will progress through 2015 with an optimization plan and evaluation of strategic options expected by end of 2015.The Company will provide oversight as these alternatives are evaluated and will also provide initial working capital in the form of a bridge loan of up to $10 million to Brio Gold, such loan being repayable to Yamana. Further funding of operations will be part of Brio Gold’s management role in cooperation with Yamana. This approach is consistent with the Company’s continuing focus on its cornerstone assets, those assets that currently or have the potential to most significantly contribute to growth in production and cash flow.

“We are very excited about this opportunity,” commented Gil Clausen, Brio Gold’s Chief Executive Officer. “We have completed detailed due diligence on these assets and are encouraged by the potential they hold. Moreover, we are impressed with the existing facilities, operational management and site personnel at the mines. We are confident that we will be able to unlock the true value of these assets for Yamana shareholders.”

The Company has engaged National Bank Financial Markets and CIBC World Markets Inc. as financial advisors to assist in the process of evaluating strategic alternatives with respect to Brio Gold.

Both Chapada and Jacobina will continue to be managed by the existing but significantly scaled back management team in Brazil.

AGUA RICA

The Company has received a positive independent technical review relating to previous studies on Agua Rica and on the potential development options for Agua Rica. The Company engaged RungPincockMinarco Ltd Latin America Limitada (“RPM”) to undertake an independent review of Agua Rica, including comparing and consolidating prior technical studies done on the Project. The scope of work included a review of the technical work and studies prepared by Yamana in 2010 as well as additional feasibility level work completed in 2013. The RPM review also includes the evaluation of various conceptual development alternatives, as well as providing an updated view on projected operating costs, capital expenditures and conceptual economics. The RPM review was prepared to facilitate third party evaluation of the Project and its potential.

The results of the RPM review continue to support the potential for Yamana to deliver significant value from this high quality asset, and help to validate the various potential development options for the Project. This update provides a basis for the Company to continue to pursue multiple options to unlock value from this asset including potential joint ventures with other financial and/or industry participants, the sale of a majority interest in the project or an outright sale. Discussions with third parties in this regard are soon to commence and the Company has retained Credit Suisse Securities (Canada), Inc. to assist in this process.

“This is another major milestone for us,” said Mr. Marrone. “We can now evaluate the various strategic options for Agua Rica in a disciplined way with full knowledge of this robust project in a quality jurisdiction.”

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne (“g/t”) respectively. Agua Rica’s mineral reserves and mineral resources as at December 31, 2013 provide the basis for this technical review, remain current to date and are presented at the end of this press release. Agua Rica’s complete mineral reserves and mineral resources, and RPM’s review is available through the Company’s website at www.yamana.com.

The two development scenarios for Agua Rica primarily focused on by RPM in their review are summarized below. Although there is a significant amount of historic technical work supporting RPM’s review and the specific development scenarios presented, much of which is at feasibility study standards, the economic analysis is meant to provide order of magnitude estimates.

BASE CASE SCENARIO

The Base Case Scenario assumes the full integration of Agua Rica with existing infrastructure at Alumbrera and considers a 110,000 tonnes per day (“tpd”) operation. In effect, Agua Rica would be the mine replacement for Alumbrera as Alumbrera is currently projected to exhaust its mineral reserves in 2019. The Company has begun discussions to secure access to Alumbrera’s infrastructure. The integrated operation would produce a copper concentrate with low arsenic (“As”) content in the first five years. This concentrate would be transported using existing Alumbrera infrastructure (pipeline, railway, port and ship loading facilities) for sale to smelters outside Argentina. After the first five years, the processing facilities would be modified such that a dual concentrate would be produced. Approximately 80% of the concentrate would contain low As levels and would continue to be shipped to smelters via currently existing infrastructure. The remaining concentrate would be further treated through a POX/CIL and SX/EW process to produce copper cathodes for domestic sale. The costs for the construction of the POX/CIL and SX/EW plants are included in the sustaining capital expenditure estimate. The low As content concentrate is expected to be highly marketable.

ALTERNATIVE CASE SCENARIO

The Alternative Case Scenario is based on a stand-alone project and considers a 90,000 tpd operation utilizing the POX/CIL and SX/EW process to treat 100% of the concentrate to produce copper cathodes for domestic sale. The Alumbrera facilities or infrastructure would not be required under this scenario.

The key advantages offered by the Alternative Case Scenario include:
•	Expected additional copper recoveries and more gold per tonne of concentrate;
•	Improved margins from incremental processing of copper;
•	Reduced freight and port services costs;
•	Reduced export tax as cathode can be sold in domestic market for internal consumption; and
•	Reduced penalty costs relating to content of arsenic and other impurities.

For the Alternative Case Scenario, the recovery rates for recovered metal were assumed to be the same as they are for the Base Case Scenario. This could ultimately be proven to be conservative given that the process methods used for the production of cathode copper typically yield higher recoveries for copper, molybdenum and gold. However, further metallurgical test work would be required for more certainty on projected recoveries.

Both development scenarios reviewed by RPM show positive economics based on metal prices of $3.10 per pound of copper, $1,300 per ounce of gold, $21 per ounce of silver and $12 per pound of molybdenum. A summary of both scenarios is presented in table 1 below.

Table 1
	Base Case Scenario (24 year LOM)	Alternative Case Scenario (28 year LOM)
Initial Capital Expenditures (billion)	$2.2(1)	$3.90
Total Capital Expenditures (billion)	$3.20	$4.20

Throughput (tpd)*	110,000	90,000
Copper grade (%)*	0.49	0.49
Copper recovery (%)*	87	87
Gold grade (g/t)*	0.23	0.22
Copper Production (mm lbs.) per year*	354	299
Gold Production (000 oz.) per year*	107	100
Silver Production (mm oz.) per year*	1.5	1
Molybdenum Production (mm lbs) per year*	12	10.1
By-product cash costs (per lbs. Cu)*	$1.23	$0.88
Direct operating cost per tonne milled*	$16.43	$15.99

Pre-Tax Net Present Value (million)**	$1,956	$1,759
After-Tax Net Present Value (million)**	$1,152	$935
Pre-Tax Internal Rate of Return (%)	23	19.2
After-Tax Internal Rate of Return (%)	19.2	15.8
(1) Does not include any capital that may be required to acquire or make use of the Alumbrera facilities and infrastructure.
*LOM Annual Average.
** Using a 10% discount rate.

On October 6 2014, the Company announced the signing of a Memorandum of Understanding (“MOU”) with the Government of Catamarca (“the Government”) represented by Catamarca Mineria y Energetica Sociedad del Estado that lays the groundwork for the Company to work with the Government and other companies, including Yacimientos Mineros Agua de Dionisio, for further advancement of the development of Agua Rica. The MOU, one of the first of its kind in Argentina, does not restrict Yamana’s ability to deal with Agua Rica; rather, it provides a framework of cooperation that would see it advance to development more efficiently and on an expedited timeline.

Qualified Persons

David Pires, Master of Science, Regional Manager Consulting – Latin America, RungPincockMinarco Ltd Latin America Limitada is a Registered Member of the Society for Mining, Metallurgy & Exploration and the Australasian Institute of Mining & Metallurgy (Chartered Professional). Mr. Pires has reviewed and approved the scientific and technical information contained within this press release and is a Qualified Person as defined in National Instrument 43-101.

Mr. Pires verified the data disclosed in this press release, including the exploration, analystical and testing data underlying the information. Verification included a review and validation of the applicable assay databases and reviews of assay certificates.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Agua Rica Mineral Reserves and Mineral Resources as at December 31, 2013.
	Tonnes (000’s)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu (mm lbs.)	Au (ooo oz.)	Ag (000 oz.)	Mo (mm lbs.)
Total Proven and Probable mineral reserves	908,926	0.49	0.22	3.5	0.031	9,790	6,559	102,246	629
Measured &Indicated mineral resources	200,998	0.39	0.14	2.8	0.039	1,714	896	18,200	172
Inferred mineral resources	642,110	0.34	0.12	2.3	0.034	4,853	2,444	48,124	480
Note: Mineral resources are exclusive of mineral reserves.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, the Mexican Peso, and the Canadian Dollar versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.